RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2008

The following Management’s Discussion and Analysis (“MD&A”), dated November 11, 2008, focuses on key statistics from the interim unaudited consolidated financial statements of Resin Systems Inc. (“RS” or the “Company”) for the nine months ended September 30, 2008, and pertains to known risks and uncertainties relating to production, distribution and sales of its composite products. This discussion should not be considered all-inclusive as it excludes changes that may occur in general economic, political and environmental conditions. The following discussion and analysis of the results of the operations and financial condition of RS should be read in conjunction with the Company’s interim unaudited consolidated financial statements for the nine months ended September 30, 2008 and the Company’s audited financial statements for the fiscal year ended December 31, 2007.

Unless otherwise disclosed, all information in this section has been prepared in accordance with Canadian generally accepted accounting principles and is presented in Canadian dollars. Additional information relating to RS, including the Company's annual information form and continuous disclosure documents, are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Table of Contents

I

Caution Regarding Forward Looking Statements

II

Company Description

III

Overview of the Business and Strategy

IV

Business Operations

i

RS Operations

ii

Update on Contract Manufacturing

V

Financial and Operating Results

i

Selected Financial Information

ii

Discussion of Consolidated Results for the Three Months Ended September 30, 2008

iii

Discussion of Consolidated Results for Year-to-date Ended September 30, 2008

VI

Summary of Eight Recently
Completed Quarters

VII

Financial Position

VIII

Liquidity and Capital Resources

i

Operating Activities

ii

Financing Activities

iii

Investing Activities

iv

Commitments and Contractual Obligations

IX

Off-Balance Sheet Arrangements

X

Share Capital

XI

Disclosure Controls and Procedures

i

Internal Controls over Financial Reporting

XII

Changes in Accounting Policies

XIII

Update on the Conversion to International Financial Reporting Standards

XIV

Risks and Uncertainties

XV

Outlook

I. Caution Regarding Forward Looking Statements

Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward-looking statements which are based on the Company's current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the Company's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of the Company; the Company’s future capital requirements; the Company’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for the Company’s products or for third party products incorporating its products; the Company’s reliance on third parties to manufacture and sell its RStandard™ products and to manufacture and sell a line of rollers based on its RStandard composite roller tubes; the Company’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; the Company's reliance on third parties to supply raw materials to it so it may make its Version™ resin and RStandard composite products; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions. Many of these risks and uncertainties are described in the Company's annual information form for the year ended December 31, 2007 and other documents the Company files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and the Company assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

II. Resin Systems Inc.

RS was incorporated on July 26, 1995 as Recycled Solutions for Industry Inc. under the Alberta Business Corporations Act (“ABCA”). Effective September 15, 1998, the Company completed a reverse takeover of Summerwood Industries Inc. (“Summerwood”), an ABCA company incorporated on June 11, 1996. By articles of amalgamation dated September 17, 1998, Summerwood amalgamated with RS to form Recycled Solutions for Industry Inc. By articles of amendment dated May 5, 2000, RS changed its name from Recycled Solutions for Industry Inc. to Resin Systems Inc. On July 15, 2008, RS incorporated under the Ontario Business Corporations Act a wholly owned subsidiary, RS Advanced Structures (“RSAS”), to manufacture RStandard™ utility poles.

Vision

To be a world-class diversified manufacturer of quality composite products for global infrastructure markets.

III. Overview of the Business and Strategy

RS is a technology innovator that develops advanced composite material products for infrastructure markets. Its composite products, manufactured using the Company’s proprietary resins and processes, are typically lighter, more durable and longer-lasting than competing products made from the traditional building blocks of wood, steel or concrete.

The Company currently has two business products: utility poles and material handling products and has introduced its RStandard modular utility poles and RStandard conveyor roller tubes to the market. The modular utility pole emerged from the research and development phase in mid-2006 and the roller tube became a commercial product in mid-2007. While initial production and sales of both products have been focused in North America, future growth will include expansion into global markets.

In North America, the total value of market demand for replacement and new poles is estimated to be in excess of US$8 billion annually. This represents approximately 25 to 30 percent of the annual purchases of utility poles globally. The global market demand for rollers used in conveyors and conveying equipment is approximately US$3 billion annually.

In 2007, RS  entered into a multi-year distribution agreement with HD Supply Utilities Ltd. (“HDs”) to sell utility poles and a multi-year supply agreement with FMC Technologies Inc. (“FMC”) to supply the Company’s roller tubes for use in the construction of FMC’s newly designed conveyor idler roll system for “harsh environments”.

RS’s sales team works closely with both HDs and FMC sales teams to increase market share of the Company’s products. For both products, RS and its partners target large companies, early technology adopters and companies that will benefit the most from the products’ advantages. The goal is to secure long-term supply agreements with volume commitments. This strategy allows RS to satisfy end-user demands and enables the Company to invest in new production capacity.

IV. Business Operations

i.

RS Operations

RS’s focus has been on utility pole production and on expanding its utility pole and roller tube businesses in North America. During this quarter, the Company resumed control of the manufacturing of its RStandard utility poles, as a result of Global Composite Manufacturing (“GCM”) defaulting on its contractual obligations to RS. GCM subsequently went bankrupt on September 3, 2008. RS is now moving towards being a vertically integrated manufacturer. When RS resumed control of the manufacturing operations, it discovered technical deficiencies with the production cells. RS had corrected some deficiencies and was in the process of correcting the remaining deficiencies when production was halted due to legal proceedings on October 31, 2008. Even with these deficiencies, RS was able to meet its scheduled deliveries during the quarter. Please see “Update on Contract Manufacturing” below for the explanation of the transition of manufacturing back to RS.

The manufacturing capacity at the Tilbury, Ontario utility pole plant was growing at a controlled rate during the third quarter despite the technical deficiencies the Company discovered. RS’s near-term objective is to bring the current two cells to production levels of $35 to $45 million per annum. The Company’s long-term objective is to double production capacity by the first quarter of 2010. This will require estimated capital expenditures of approximately $15 million.

RS has a purchase order from HDs for in excess of US$50 million for utility poles. As at September 30, 2008, RS had in excess of $2.0 million in backlog against this purchase order. Backlog is subject to delivery delays, program cancellations and other factors, which are beyond the Company’s control. During the third quarter, under difficult circumstances, the Company produced $0.6 million worth of poles and shipped $0.4 million worth of poles.

During the third quarter, RS initiated a re-deployment of staffing resources by eliminating
17 positions within the organization. This allows the Company to create new positions focused on sales, marketing and application engineering to increase market share for RS’s utility poles.

RS continues to work with its partner FMC to introduce FMC’s innovative composite conveyor idler roller, made with RS’s composite roller tube, to the market. This product is designed for “harsh environments” and is competing for market share in a marketplace that is competitive and territorial.

As anticipated in the first quarter of the year, the Company’s roller tube revenues remain minimal. They are expected to be derived from orders from FMC as they continue to supply pilot projects with their idler roll made with RS’s composite roller tube.

New product research and development is currently on hold until RS’s current products have significant market share in North America.

It had been anticipated that RS would be at a cash-flow positive rate by the end of 2008 and that cash resources would be sufficient to execute the Company’s plan until it became cash-flow positive. RS will not be at a cash-flow positive rate by the end of 2008 and the current cash resources are insufficient to bring the Company to a cash-flow positive position. This is mainly due to GCM’s failure to meet its obligations under its contract with RS, the technical deficiencies with the production cells discovered by RS once it resumed pole production, the time required to transition manufacturing back to RS and a longer than anticipated sales cycle. Management still anticipates that financial metrics will improve as production increases and the Company’s products gain acceptance in the marketplace.

In addition, during the third quarter, RS passed its annual surveillance audit of its quality management system. Every year, the Company undergoes this assessment to verify that its quality management system conforms with the audit criteria required for its ISO 9001-2000 certification. There were no non-conformances reported in this year’s audit.

ii.

Update of Contract Manufacturing

In August 2007, RS entered into a definitive manufacturing and licensing agreement (“MLA”) with GCM. Under the MLA, GCM was responsible for upgrading and re-commissioning the existing RStandard utility pole manufacturing equipment, after relocating it to Tilbury, Ontario. Under the MLA, the equipment remained the property of RS. In addition, GCM was obligated to make certain improvements and additions to the equipment, all of which would become the property of RS. The Company provided loan guarantees to GCM’s lenders of $6.1 million on a limited and full recourse basis collateralized by the RStandard utility pole manufacturing equipment. RS’s guarantees covered $4.0 million for Motor City Community Credit Union (“MCCCU”) and $2.1 million related to funds from the Government of Ontario. These guarantees would be called upon if GCM failed to perform under its obligations to its lenders.

On August 1, 2008, RS applied to the Ontario Superior Court of Justice and was granted an order appointing BDO Dunwoody LLP as interim receiver of GCM (“Interim Receiver”). RS applied for the appointment of an interim receiver pursuant to section 47.1 of the Bankruptcy and Insolvency Act default under the MLA. The Company made the application to ensure the continued production of its RStandard utility poles.

On August 12, 2008, the Interim Receiver reached an interim operating agreement with RSAS, a wholly-owned subsidiary of RS. The agreement allowed RSAS to continue with the manufacturing operations in Tilbury, Ontario on a short-term basis so that RS could fulfill its contractual obligations to deliver RStandard poles to its customers.

MCCCU had agreed to lend funds to GCM and RS provided a guarantee in respect of those funds. Once the Interim Receiver was in place, MCCCU which holds security over the equipment by virtue of a security agreement, made it clear it would move to enforce its security unless RS agreed to make certain payments to MCCCU. In an effort to protect its economic interest and  substantial investment in the utility pole manufacturing facility, to ensure production continued so it could meet its obligations to customers and to ensure employees’ jobs in Tilbury, Ontario were not threatened, RS reached an agreement with MCCCU on August 28, 2008. MCCCU agreed it would not exercise its security rights over the equipment and allow RSAS to continue to operate the manufacturing lines. In exchange, RS agreed, among other things, to make the principal and interest payments for the term loans. In addition, RS agreed to repay GCM’s line of credit of approximately $575,000 and a further $500,000 towards GCM’s term loans. RS entered into this agreement without prejudice.

During the quarter, the Company recorded debt of $6.1 million resulting from the assumption of the Government of Ontario and MCCCU loans guaranteed by RS as a result of the default by the now bankrupt GCM. The Government of Ontario and MCCCU loans are disclosed in the notes to the financial statements.

On October 30, 2008, RS filed a statement of claim against MCCCU seeking:

(a)

a declaration that the guarantee of RS, in favour of MCCCU is null and void and of no force or effect;

(b)

a declaration that the security agreement made by RS in favour of MCCCU is null and void and of no force of effect;

(c)

a declaration that the agreement dated August 28, 2008 between RS and MCCCU is null and void and of no force or effect;

(d)

an interim, interlocutory and permanent injunction restraining MCCCU, its agents, servants or representatives, or its substitutes, or anyone acting under its instructions, or anyone aiding or assisting MCCCU, or any one or any person having knowledge of any order that may be made by any of them, from enforcing the guarantee, the security agreement and the agreement and from exercising any security rights over the property of RS as described in the security agreement;

(e)

an order that the $1,195,754 paid by RS to MCCCU under the agreement be repaid by MCCCU;

(f)

damages in the amount of $10 million for negligent misrepresentation;

(g)

pre-judgment and post-judgment interest in accordance with the Ontario Courts of Justice Act;

(h)

costs of its action on a substantial indemnity basis; and

(i)

such further and other relief as the Court deems just.

On November 3, 2008, a temporary injunction was granted by the Ontario Superior Court until November 14, 2008 to allow the parties to gather and review evidence. During this time, the manufacturing operations at the Tilbury, Ontario plant will cease. However, RS is able to continue to make shipments from inventory already produced, periodically agitate resin to prevent material spoilage and perform a range of other non-production activities such as module testing, quality control/evaluation work, equipment maintenance and administration.
In addition, during this period, MCCCU is not permitted to take any steps against the equipment of RS other than issuing any required notices of sale pursuant to the Ontario Personal Property Security Act.

V. Financial and Operating Results

RS’s financial information and the related discussion of financial results in the MD&A are for the three and nine months ended September 30, 2008 and September 30, 2007.

Selected Financial Information Nine months ended September 30 (unaudited)
Thousands of Canadian dollars except per share amounts
	ThreeMonths Ended September 30		Nine Months Ended September 30
	2008	2007	% change	2008	2007	% change
Product revenues	446	102	337	3,913	292	1,240
Gross margin	(364)	21	(1,833)	(27)	(24)	(12)
Net Loss	(12,013)	(3,120)	(285)	(30,422)	(17,474)	(74)
Net Loss per share	(0.08)	(0.02)	(300)	(0.22)	(0.15)	(47)
Funds from operations(1)(2)	(5,778)	(3,290)	(76)	(18,143)	(11,629)	(56)

Total assets	20,071	32,468	(38)	20,071	32,468	(38)
Total long-term liabilities	20,384	18,092	13	20,384	18,092	13
Working capital	5,173	18,274	(72)	5,173	18,274	(72)
Basic and diluted weighted average shares outstanding	145,960	132,245	10	138,802	120,457	15

(1)

Funds from operations is defined as “Cash used in operations”, as reflected in the Interim Consolidated Statements of Cash Flows before change in non-cash operating working capital. Management believes that the presentation of this non-generally accepted accounting principle measure provides useful information about the Company’s ability to fund future operations.

(2)

Funds from operations is not a recognized measure under Canadian generally accepted accounting principles. Investors are cautioned that funds from operations should not be construed as an alternative to net earnings or loss determined in accordance with generally accepted accounting principles as an indicator of the financial performance of the Company or as a measure of the Company’s liquidity and cash flows. The Company’s method of calculating funds from operations may differ from other issuers and may not be comparable to similar measures presented by other issuers.

i.

Discussion of Consolidated Financial Results for the Three Months Ended September 30, 2008

The net loss for the three months ended September 30, 2008 was $12.0 million (2007 - $3.1 million) or a loss of $0.08 per share (2007 - loss of $0.02 per share). The significant contributing factors to the net loss increase of $8.9 million are expenses associated with the bankruptcy of GCM and the resumption of direct manufacturing by RS at the Tilbury, Ontario plant. RS took additional write-offs of its Polish joint venture investment in Bazalt Inwestycje Sp. Z o.o. (“Bazalt”) of $0.2 million during the quarter.

Product revenue for the three months ended September 30, 2008 was $0.4 million
(2007 - $0.1 million), an increase of $0.3 million resulting solely from utility pole revenue compared to roller tube revenue only in the third quarter of 2007. There was no utility pole revenue during the third quarter of 2007 because of the transition from direct to contract utility pole manufacturing.

Gross margin for the three months ended September 30, 2008 was $(0.4) million
(2007 - $0.02 million). The decrease of $0.38 million was associated with valuation provisions taken on finished product shipped by GCM to RS prior to GCM’s bankruptcy and the lack of economies of scale due to low production rates when RS restarted the plant. Furthermore, the quarterly gross margin is not comparable to the third quarter of 2007 because it was derived from pole revenue and gross margin in the third quarter of 2007 was derived from roller tube revenue.

Operating expenses for the three months ended September 30, 2008 was $3.7 million (2007 - $3.1 million). The increase of $0.6 million was comprised of costs associated with the bankruptcy of GCM, the resumption of direct manufacturing and $0.2 million of severance associated with head office reductions. The increase is partially offset by costs incurred with consultants in the third quarter of last year.

Amortization of property, plant and equipment expense for the three months ended
September 30, 2008 was $0.3 million (2007 - $0.5 million). The decrease is due to a lower depreciable asset base for the quarter.

For the three months ended September 30, 2008, provisions for accounts receivable of
$0.02 million and prepaid expenses of $0.3 million are the result of the bankruptcy of GCM.

Assumption of the Government of Ontario and MCCCU loans guaranteed by RS during the three months ended September 30, 2008 of $6.1 million is a result of the default on these loans by the now bankrupt GCM. The Government of Ontario and MCCCU loans are disclosed in the notes to the financial statements.

Interest and accretion for the three months ended September 30, 2008 was $1.1 million
(2007 - $1.1 million) which is consistent with the comparable quarter as there was no change in the principal amount of the debenture.

ii.

Discussion of Consolidated Financial Results for Year-to-date Ended September 30, 2008

The net loss for the nine months ended September 30, 2008 was $30.4 million
(2007 - $17.5 million) or a loss of $0.22 per share (2007 - $0.15 per share). The increase in the loss by $12.9 million is a result of expenses, provisions and the assumption of the loans guaranteed by RS all stemming from the bankruptcy of GCM and the restarting of manufacturing operations in Tilbury, ON. In addition, RS wrote off its investment in Bazalt of $0.5 million.

Product revenue for the nine months ended September 30, 2008 was $3.9 million
(2007 - $0.3 million) an increase of $3.6 million. Product revenues for the first nine months consisted of $1.4 million of pole sales representing the start of RS’s fulfillment of its long-term contract with HDs and $2.5 million of raw materials. Year-over-year product revenues are not comparable due to the transition from direct manufacturing to contract manufacturing in early 2007 and product revenues last year included RStandard roller tubes for pilot projects.

Gross margin for the nine months ended September 30, 2008 was $nil (2007 - $nil) is not comparable to the nine months ended September 30, 2007 because it was derived from pole revenue whereas revenue in the same period in 2007 was derived from roller tube revenue. The pole gross margin from the first nine months was subject to valuation provisions and the lack of economies of scale due to low production rates compared to revenue from roller tubes from pilot projects.

Operating expenses for the nine months ended September 30, 2008 was $10.6 million (2007 - $10.5 million). The increase of $0.1 million was a result of legal fees incurred with the receivership of GCM, the resumption of direct manufacturing and severance associated with the reduction of head office staff. The increase is partially offset by the costs incurred with the move to Tilbury, ON and the reliance on consultants in the third quarter of last year.

For the nine months ended September 2008, provisions for accounts receivable of $4.3 million and prepaid expenses of $1.1 million are the result of the bankruptcy of GCM.

Amortization of property, plant and equipment for the nine months ended September 30, 2008 was $1.0 million (2007 - $1.6 million). This reduction of $0.6 million was due to a lower asset base from lower opening balances resulting from a write-down of property, plant and equipment as at December 31, 2007.

Assumption of the Government of Ontario and MCCCU loans guaranteed by RS during the nine months ended September 30, 2008 of $6.1 million is a result of the default by the now bankrupt GCM. The Government of Ontario and MCCCU loans are disclosed in the notes to the financial statements.

Interest and accretion fees for the nine months ended September 30, 2008 was $3.4 million (2007 - $4.0 million). The reduction of $0.6 million is a result of less financing activity.

VI. Summary of Eight Recently Completed Quarters

The following table highlights RS's performance for the quarterly reporting periods from
September 30, 2006 to September 30, 2008. During 2007, production was moved to
Tilbury, Ontario and as a result, sales were limited to products in inventory.

2008				2007				2006
Sept		Jun	Mar	Dec	Sept	Jun	Mar	Dec
(Thousands of Canadian dollars except per share amounts)
Product revenue	446	1,426	2,041	695	102	54	136	1,124
Net loss	(12,013)	(11,205)	(7,204)	(6,559)	(3,120)	(7,389)	(6,291)	(11,939)
Basic and diluted loss per common share	(0.08)	(0.08)	(0.05)	(0.05)	(0.02)	(0.06)	(0.06)	(0.13)
Total cash and cash equivalents	7,111	2,617	8,958	10,162	14,790	21,464	26,094	1,199
Total assets	20,071	14,758	25,071	26,515	32,468	33,960	39,283	16,615
Total long-term debt (1)	20,384	18,806	18,226	17,664	17,113	16,790	16,474	16,702
(1) Total long term debt is comprised of the unsecured convertible debentures and advances from the National Research Council.

VII. Financial Position

The following table outlines the significant changes in the consolidated balance sheet of RS from December 31, 2007 to September 30, 2008.

Increase/ (Decrease)
Cash and cash equivalents	$(3.1) million	Decrease in cash and cash equivalents is due to GCM’s bankruptcy and delays in production.
Accounts receivable	$(0.8) million	Decrease in accounts receivable is due to the write-down of the receivable due from the now bankrupt GCM.
Inventory	$2.5 million

Increase in inventory is due to the accumulation
of raw material due to a shutdown of a major
supplier’s manufacturing plant and pole production
for customer deliveries scheduled in the fourth quarter.

Prepaid expenses and deposits	$(2.4) million	Decrease in prepaid expenses and deposits is due to write-downs resulting from GCM’s bankruptcy.
Property, plant and equipment	$(1.2) million	Decrease in property, plant and equipment is due primarily to the write down of RS’s investment in Bazalt.
Accounts payable, accrued liabilities and debt	$6.3 million	Increase in accounts payable, accrued liabilities and debt is due to the funding of manufacturing operations and the assumption of loans guaranteed by RS.

VIII. Liquidity and Capital Resources

These interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes RS will realize its assets and discharge its liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the ability of RS to generate profitable operations or raise additional capital to support its ongoing development and operating activities.

The Company's main source of cash flow has been through the issuance of equity securities. This dependence on issuing securities to fund its cash flow needs has resulted in management including a "Future Operations" note in the financial statements. The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities and commitments in the normal course of business.

During the quarter, the Company recorded debt of $6.1 million resulting from the assumption of the Government of Ontario and MCCCU loans guaranteed by RS as a result of the default on the loans by the now bankrupt GCM. The Government of Ontario and MCCCU loans are disclosed in the notes to the financial statements.

The Company expects that for 2008 and 2009, funds from operations will be insufficient to fund its existing operations and meet its growth capital requirements without access to additional capital.

Cash from operations increased from that generated in the third quarter 2007 by $0.1 million to $(6.5) million (2007 - $(6.6) million). For the nine months ended September 30, 2008, cash from operations improved by $2.8 million to $(16.6) million (2007 - $(19.4) million). The improvement for the quarter and the nine months ended 2008 was primarily due to the improvement in non-cash working capital.

i.

Operating Activities

For the nine months ended September 30, 2008, the Company recorded a cash flow deficit from operations before non-cash working capital of $18.1 million (2007 - $11.6 million). The net loss for the first nine months ended September 30, 2008 was $30.4 million (2007 - $17.5 million) as a result of expenses associated with the bankruptcy of GCM, the restarting of manufacturing operations in Tilbury, ON and slower than anticipated sales.

ii.

Financing Activities

On July 11, 2008, RS completed a private placement for gross proceeds of $10 million by issuing 9,615,385 common shares at $1.04 per share. RS is using the proceeds of the offering for general corporate purposes. The common shares issued by RS pursuant to the private placement are subject to a hold period until November 12, 2008. In addition, 1.1 million share options and 3.1 million warrants were exercised providing RS with gross proceeds of $4.2 million during the first nine months of the year, comprising of an aggregate gross proceeds from financing activities of $14 million. This figure is compared to net financing activities of
$33.3 million in the first nine months of 2007 from the issue of equity and promissory notes.

iii.

Investing Activities

Net cash used in investing activities for the first nine months of 2008 was $0.5 million
(2007 - $0.3 million). During the first nine months of 2008, $0.5 million was invested in the purchase of property plant and equipment to enhance the Company’s utility pole manufacturing equipment.

iv.

Commitments and Contractual Obligations

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4-5 years	After 5 years
Assumed Debt	5,357	5,357	-	-	-
Operating Leases	5,281	782	1,589	1,113	1,797
Total Contractual Obligations	10,638	6,139	1,589	1,113	1,797

IX. Off-Balance Sheet Arrangements

RS currently does not have any off-balance sheet arrangements.

X. Share Capital

Authorized

RS’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series whose designation, rights, privileges, restrictions and conditions are determined when issued.

Issued

The issued and outstanding shares as at September 30, 2008 were 146,993,186.

As at November 11, 2008, the issued and outstanding shares were 146,993,186.

Stock options

The numbers of stock options outstanding as at September 30, 2008 were 6,470,950.

As at November 11, 2008 there had been no change from September 30, 2008 in the number of stock options outstanding.

XI. Disclosure Controls and Procedures

RS maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under securities legislation applicable to the Company is accumulated and communicated to management, including the president and chief executive officer, and the chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

In accordance with Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, an evaluation was conducted under the supervision and the with the participation of management, including the president and chief executive officer, and the chief financial officer, of the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the president and chief executive officer, and the chief financial officer concluded that the disclosure controls and procedures were effective as of September 30, 2008 to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by applicable securities laws.

i.

Internal Controls Over Financial Reporting

There were no changes in RS’s internal controls over financial reporting during the most recent quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15-d-15(f) under the Securities Exchange Act of 1934 of the Securities Exchange Commission and in Multilateral Instrument
52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators.

RS’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally applied accounting principles and includes those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

For additional details on the Company’s assessment of internal controls over financial reporting, please refer to RS’s management’s discussion and analysis for the year ended December 31, 2007.

XII. Changes in Accounting Policies

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as were used for the Company’s financial statements for the year ended December 31, 2007, with the exception of accounting policies relating to the newly issued accounting standards by the Canadian Institute of Chartered Accountants (“CICA”). These new accounting policies are as follows:

Capital Disclosures

On January 1, 2008, the Company adopted CICA Handbook Section 1535, “Capital Disclosure”. Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. Disclosure is to include management’s objectives, policies and processes for managing capital, a description as to what the entity regards as capital, whether the entity has complied with its capital requirements and what are the consequences if non-compliance occurs.

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern and expand upon the Company’s current product base so that it can provide returns for shareholders and benefits for other stakeholders. Management defines capital as the Company’s cash and cash equivalents, long-term debt and shareholders’ equity. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of the underlying assets. The Company’s objective is met by retaining adequate capital to provide for the possibility that cash flows from assets will not be sufficient to meet future cash flow requirements. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes sustainable operation goals. The Company is not subject to any externally imposed capital requirements.

Inventories

On January 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”. Section 3031 establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost, including the recognition in inventory of amortization of production equipments.

Financial Instruments

On January 1, 2008, the Company adopted CICA Handbook Section 3862 and 3863, “Financial Instruments – Disclosures” and “Financial Instruments – Presentation”.

Section 3862 provides expanded disclosure requirements that provide additional detail by financial assets and liability categories.

Section 3863 enhances financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents are maintained at major financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk. The Company does not hold any asset backed commercial paper.

Credit risk from accounts receivable encompasses the default risk of the Company’s customers. The maximum exposure is the carrying amount of accounts receivable. The Company holds no collateral or other security relating to accounts receivable. The Company closely monitors the extension of credit and does not believe there is significant credit risk arising from accounts receivable.

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks which the Company is exposed to are described below.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. Management believes the loan guarantees and contingencies present the most significant liquidity risk. Management uses internally prepared cash flow forecasts to seek to ensure that the Company has sufficient liquidity to meet its liabilities when due. RS anticipates that it will require additional capital to fund operations, capital asset additions, research and development, new product launches and strategic initiatives. The timing of the receipt of revenue from customers and other sources continues to affect cash flow and will likely require the Company to attempt to secure alternative sources of financing to fund working capital and other commitments. Alternative sources of financing could include establishing credit facilities with commercial banks and/or other lenders, as well as the issuance of shares or other equity of the Company. There can be no assurance that RS will have timely access to any source of alternative financing, if at all, and the failure to obtain alternative financing could have a material adverse effect on its liquidity and overall financial condition.

At September 30, 2008, the Company had a cash balance of $7.1 million. The Company does not have any stand-by credit facilities.

The following are the contractual maturities of financial liabilities as at September 30, 2008:

	Carrying amount	Contractual cash flow	0 to 6 months	6 to 12 months	12 to 24 months	After 24 months
Accounts payable and accrued liabilities	$1,906	$1,906	$1,906	-	-	-
Other liabilities	$6,806	$5,707	$5,707	-	-	-
Convertible debenture	$19,411	$25,000	-	-	-	$25,000
	$28,123	$32,613	$7,613	-	-	$25,000

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its financial instruments.

i)

Foreign exchange risk

The Company’s business activities are conducted primarily in US and Canadian dollars. Assets, liabilities and administrative costs are denominated primarily in Canadian dollars. A substantial portion of sales and raw material and product purchases are denominated in US dollars. The Company does not engage in any hedging or currency trading activities. The effects of the foreign exchange changes on these transactions and related balances are not significant, and foreign exchange gains and losses are included in general and administrative expenses.

ii)

Interest rate risk

The Company has cash and cash equivalents and a convertible debenture with a fixed interest rate. As such, the Company is subject to interest rate risk to the extent borrowing rates change.

The Company invests excess cash in investment-grade short-term investments with original maturities of 90 days or less. The Company periodically monitors the investments it makes and is satisfied with the credit rating of the banks issuing these short-term investments.

XII. Update on the Conversion to International Financial Reporting Standards

The Company has not yet completed the development of a plan for the conversion of its financial statements from Canadian generally accepted accounting principles to International Financial Reporting Standards which will be required in its financial reporting for the 2011 fiscal year. This plan will include, among other things, the project structure and governance, resourcing requirements, training plans, analysis of key accounting policy differences and a review of the impact on data systems and internal controls.

XIV. Risk and Uncertainties

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially from future results expressed or implied include, but are not limited to the following:  market acceptance of the Company’s products and products using RS’s products, the price and supply of raw materials, the financial condition of the Company and its ability to fund its future operations, reliance on third party manufacturers, resellers and distributors, the protection of its intellectual property and the impact of foreign currency fluctuations on the sale and purchase of the products it sells. A detailed discussion of the Company’s risk factors can be found in its annual information form for the year ended December 31, 2007, dated March 12, 2008. This annual information form can be found on SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov.

XV. Outlook

Management continues to be focused on expanding its RStandard utility pole and roller tube businesses in North America. RS plans to evaluate proposals for the construction of two additional utility pole production cells in 2009.

RS will require additional capital to fund operations, capital asset additions, research and development, new product launches and strategic initiatives.

On November 3, 2008, a temporary injunction was granted by the Ontario Superior Court until November 14, 2008 to allow the parties to gather and review evidence. During this time, the manufacturing operations at the Tilbury, Ontario plant will cease. However, RS is able to continue to make shipments from inventory already produced, periodically agitate resin to prevent material spoilage and perform a range of other non-production activities such as module testing, quality control/evaluation work, equipment maintenance and administration. In addition, during this period, MCCCU is not permitted to take any steps against the equipment of RS other than issuing any required notices of sale pursuant to the Ontario Personal Property Security Act. The outcome of this proceeding could materially impact the Company.

Management remains confident and excited about the future as RS progresses through the final research and development stage of its evolution to becoming a fully commercial entity. Financial metrics are projected to strengthen during 2009 as utility pole and roller tube revenues grow.